Ketner Global Investments, Inc.
1100 North University Avenue
Suite 135
Little Rock, Arkansas 72207
1-800-280-8192
www.ketnergi.com

May 23, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

RE:	Ketner Global Investments, Inc.
Registration Statement on Form SB-1
File No. 333-142257

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Ketner Global Investments, Inc., a Nevada Corporation (the “Registrant”), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon as thereafter as practicable. The Registrant is withdrawing the Registration Statement as it is not reasonably practicable to file such Registration Statement at this time and believes the withdrawal to be consistent with the public interest and the protection of investors.

Very Truly Yours,

/s/ James Ketner
James Ketner
President/CEO/Chairman